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                                April 29, 2022

       Kenneth A. Brause
       Chief Financial Officer
       Burford Capital Limited
       Oak House
       Hirzel Street
       St. Peter Port GY1 2NP
       Guernsey

                                                        Re: Burford Capital
Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 29,
2022
                                                            File No. 001-39511

       Dear Mr. Brause:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the fiscal year ended December 31, 2021

       Consolidated statements of comprehensive income, page 78

   1. Please tell us how your presentation of your consolidated statements of comprehensive income complies with
the requirements of Rule 5-03 of Regulation S-X. In your
                                                        response, specifically
address the following matters:
                                                            Tell us how the use
of "income" and "total income" is consistent with the concepts of sales and revenues
in sub-paragraph 1 of Rule 5-03.
                                                            Tell us why it is
appropriate to include "marketable securities income and bank interest" and
"unrealized gain/(loss) relating to third-party interest in capital provision assets" as
components of "total income" when they appear to be non-operating income under
sub-paragraph 7.
                                                            Tell us why you do
not present "costs and expenses applicable to sales and revenues"
 Kenneth A. Brause
FirstName   LastNameKenneth A. Brause
Burford Capital  Limited
Comapany
April       NameBurford Capital Limited
       29, 2022
April 229, 2022 Page 2
Page
FirstName LastName
              separate from "other operating costs and expenses" as required by sub-paragraphs 2 and 3.
                Represent to us that in future filings you will present aggregate comprehensive income and then separately allocate it to noncontrolling interests and controlling interests consistent with sub-paragraphs 22, 23 and 24. In this regard, we note that although you indicate that your comprehensive (loss)/income computation begins with "net (loss)/income," the amounts presented are your "net
(loss)/income
              attributable to ordinary shares." In your response, tell us why none of the other comprehensive income in any period presented relates in part to your noncontrolling interests.
Consolidated statements of cash flows, page 80

2. Please tell us why it is appropriate to classify your proceeds and funding of both capital provisions assets and marketable securities as operating activities. Reference for us the authoritative literature you rely upon to support your classification. In your response, tell us whether you actively trade the various securities in your marketable securities portfolio.
Note to the consolidated financial statements
Note 2: Summary of significant accounting policies
Fair value of financial instruments, page 84

3. Please tell us why and how your single case, portfolio, portfolio with equity risk and legal risk management capital provision assets meet the definition of a derivative and qualify for derivative accounting. Reference for us the authoritative literature you rely upon to support your accounting. In your response address each element of the definition of a derivative in ASC 815-10-15-83, with specific discussion as to how these capital provision assets have no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors and how they are net settleable.
4. Please tell us why you elected the fair value option for each of the instruments identified in the second paragraph of this policy note. Represent to us that you will disclose the reason for each election in future filings as required by ASC 825-10-50-28a or tell us where you have made this disclosure in your filing.
Third-party interests in capital provision assets, page 86

5. Please provide us your analysis supporting your consolidation of Colorado Investments
         Limited ("Colorado") and why the third-party interest in Colorado is accounted for as a collateralized borrowing rather than a noncontrolling interest in shareholders'
         equity. Reference for us the authoritative literature you rely upon to support your accounting. In your response, tell us:
             The equity interest you hold in Colorado;
             The relevance of your assessment that Colorado does not meet the definition of a
 Kenneth A. Brause
FirstName   LastNameKenneth A. Brause
Burford Capital  Limited
Comapany
April       NameBurford Capital Limited
       29, 2022
April 329, 2022 Page 3
Page
FirstName LastName
              business; and
                Why it is appropriate to charge/credit the statement of operations impact of a collateralized borrowing on your income/revenue line item in your statements of comprehensive income.
Compensation and benefits
Equity compensation, page 88

6. Your disclosure appears to imply similar accounting for restricted stock grants with service and performance conditions versus those with service and market conditions.
         Please confirm that you apply the differing guidance in ASC 718-10-30-12 for the former and ASC 718-10-30-14 for the latter. Otherwise, tell us the impact on your financial statements for applying the differentiated accounting. In any regard, represent to us that in future filings you will modify your policy disclosure to explain the differing accounting for these awards.
Note 4: Income taxes, page 92

7. Please tell us how the $3,177,000 of deferred tax asset for net operating loss carryforwards at December 31, 2021 in the table on page 94 is reasonable. In this regard, at the US federal maximum statutory rate of 21%, the $21 million in US federal net operating loss carryforwards would equate to a deferred tax asset of about $4.4 million; an amount in excess of the deferred tax asset you disclose and this does not include the $31 million of US state and $8 million of other foreign net operating loss carryforwards.
Note 5: Segment reporting, page 94

8. We note that your segment tables presented beginning on page 95 are essentially full statements of comprehensive income that include multiple profit measures while ASC
         280-10-50-22 requires the disclosure of a single measure of segment profit or loss. Please provide us proposed revised segment disclosure to be provided in future filings that presents only a single measure of segment profit or loss in your financial statement footnotes.
Note 6: Capital provision assets, page 98

9. Please tell us why it is appropriate to include items other than realized gains/losses and the change in fair value of your capital provision assets in your capital provision income revenue line item as depicted in the table on page 99. In your response reference for us the authoritative literature you rely upon to support your position and address each of the following line items from the table:
             interest income on certain capital provision-indirect assets; interest and other income/(loss);
             impairment of other asset;
             foreign exchange gains/(losses);
 Kenneth A. Brause
Burford Capital Limited
April 29, 2022
Page 4
                net gain of derivative financial instruments;
                loss on financial liabilities at fair value through profit or loss; and
                gain/(loss) on equity securities.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Brunhofer at 1-202-551-3638 or Sharon Blume at 1-202-551-
3474 with any questions.



FirstName LastNameKenneth A. Brause                               Sincerely,
Comapany NameBurford Capital Limited
                                                                  Division of
Corporation Finance
April 29, 2022 Page 4                                             Office of
Finance
FirstName LastName